Exhibit 12

	Year Ended December 31,										Three Months Ended March 31,
	2006		2005		2004		2003		2002		2007		2006
Fixed Charges:
Interest expense or capitalized	14,394		19,463		19,723		19,037		18,739		4,825		4,300
Estimate of interest within rental expense	17,556		16,159		13,545		12,351		9,310		4,036		4,528

FIXED CHARGES	$31,949		$35,622		$33,268		$31,388		$28,049		$8,861		$8,828

Earnings:
Income (loss) from continuing operations	38,915		18,604		(17,743)		(20,791)		(123,574)		7,019		4,120
Minority interest	2,294		1,714		333		—		—		617		(129)
Equity pick-up	(5,772)		(285)		—		—		—		(120)		(356)
Fixed charges	31,949		35,622		33,268		31,388		28,049		8,861		8.828

EARNINGS (Loss)	$67,387		$55,655		$15,858		$10,597		$(95,525)		$16,377		$12,463

Ratio of Earnings to Fixed Charges	2.1	x	1.6	x	0.5	x	0.3	x	(3.4	)x	1.8	x	1.4	x
For the years ended December 31, 2004, 2003 and 2002, we had an earnings-to-fixed charges coverage deficiency of approximately $17.4 million, $20.8 million and $123.6 million, respectively.